SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2015

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

YPF Sociedád Anonima

ITEM

1	Translation of presentation to the General Ordinary and Extraordinary Shareholders’ Meeting on April 30, 2015.

YPF
Management results
April 2015

YPF | Disclaimer
Safe harbor statement under the US Private Securities Litigation Reform Act of 1995.
This document contains statements that YPF believes constitute forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995.
These forward-looking statements may include statements regarding the intent, belief, plans, current expectations or objectives of YPF and its management, including statements with respect to YPF’s future financial condition, financial, operating, reserve replacement and other ratios, results of operations, business strategy, geographic concentration, business concentration, production and marketed volumes and reserves, as well as YPF’s plans, expectations or objectives with respect to future capital expenditures, investments, expansion and other projects, exploration activities, ownership interests, divestments, cost savings and dividend payout policies. These forward-looking statements may also include assumptions regarding future economic and other conditions, such as future crude oil and other prices, refining and marketing margins and exchange rates. These statements are not guarantees of future performance, prices, margins, exchange rates or other events and are subject to material risks, uncertainties, changes and other factors which may be beyond YPF’s control or may be difficult to predict.
YPF’s actual future financial condition, financial, operating, reserve replacement and other ratios, results of operations, business strategy, geographic concentration, business concentration, production and marketed volumes, reserves, capital expenditures, investments, expansion and other projects, exploration activities, ownership interests, divestments, cost savings and dividend payout policies, as well as actual future economic and other conditions, such as future crude oil and other prices, refining margins and exchange rates, could differ materially from those expressed or implied in any such forward-looking statements. Important factors that could cause such differences include, but are not limited to, oil, gas and other price fluctuations, supply and demand levels, currency fluctuations, exploration, drilling and production results, changes in reserves estimates, success in partnering with third parties, loss of market share, industry competition, environmental risks, physical risks, the risks of doing business in developing countries, legislative, tax, legal and regulatory developments, economic and financial market conditions in various countries and regions, political risks, wars and acts of terrorism, natural disasters, project delays or advancements and lack of approvals, as well as those factors described in the filings made by YPF and its affiliates with the Securities and Exchange Commission, in particular, those described in “Item 3. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in YPF’s Annual Report on Form 20-F for the fiscal year ended December 31, 2014 filed with the US Securities and Exchange Commission. In light of the foregoing, the forward-looking statements included in this document may not occur.
Except as required by law, YPF does not undertake to publicly update or revise these forward-looking statements even if experience or future changes make it clear that the projected performance, conditions or events expressed or implied therein will not be realized.
These materials do not constitute an offer for sale of YPF S.A. bonds, shares or ADRs in the United States or otherwise.
< 2 >

YPF | Leading and fully integrated Argentine energy company
2014
Sales (1)
(USD)
17,576 MM
EBITDA (1)
(USD)
5,128 MM
Net income (1)
(USD)
1,115 MM
Production
Market Share (%) 43
Oil (M bbl/d) (4) 245
Gas (MM m3/d) (4) 42
Refining
Market Share (%) 50
Capacity (M bbl/d) 320
Utilization (%) 91
Marketing (3)
Product Market share (%)
Gasoline 58
Diesel 60
Fuel oil 43
Gas stations
1,524
34% of total
Proved reserves (2)
Gas 44%
Oil 56%
Total: 1,212 MMBOEs
Largest company in Argentina + 22,000 employees
#1 in all business segments in which it operates
Notes: M: thousand; MM: million (1) 2014 (2) Internal information including YSUR and Puesto Hernández (3) accumulated 2014
(4) 2014
Basin Gas Oil Refinery
Terminals Jet fuel Pump station Pipelines Marine transport
Petrochemicals LPG Distributors Gas station

YPF | Investment and activity
Investment growth Significant growth in activity
Upstream Investment* (MMUSD) Rigs #
6.077 +196% 74
+177% 65
4.178
46
2.661
2.197
25
2011 2012 2013 2014 2011 2012 2013 2014
(*) Includes 100% Loma Campana investment

YPF | Increased production, reversing decline
Increase in O&G production
Natural Gas Million m3/d Oil thousand bbl/d
+10%
vs 2011
47
+25%
vs 2011
42
257
41
38
245
241
245
223
227
232
34
33
34
2008 2009 2010 2011 2012 2013 2014 2008 2009 2010 2011 2012 2013 2014
Former Management Current management difference
2014 Includes YSUR y P° Hernandez < 5 >

YPF | Consistant growth in oil & gas reserves
Oil & gas reserves in million boe
+23.8%
Reserves replacement
ratio 2014
163%
1,212
1,083
979
537
455
389
Gas
Líquids
675
590
628
2012
2013
2014
< 6 >

YPF | Financial Results
Revenues growth had a strong impact on increasing margins.
Adj. EBITDA grew by 43.4% and Operating income by 40.5% in 3 years.
Revenue (1)
(millions of USD)
Adj. EBITDA (1) (2)
(millions of USD)
Operating Income (1)
(millions of USD)
+29.1%
+43.4%
+40.5%
17,576
5,128
16,514
2,445
14,762
4,391
2,202
13,610
3,577
3,626
1,740
1,737
2011 2012 2013 2014 2011 2012 2013 2014 2011 2012 2013 2014
(1) YPF financial statement values in IFRS converted to USD using an average exchange rate of each period.
(2) Adjusted EBITDA = Net income attributable to shareholders + Net income (loss) for non-controlling interest - Deferred income tax - Income tax - Financial income (losses) gains on liabilities - Financial income gains (losses) on assets - Income on investments in companies + Depreciation of fixed assets + Amortization of intangible assets + Unproductive exploratory drillings.
< 7 >

YPF | YPF relocated in the International Financial Market
2012 2013 2014 2015
September
NDR Estrategic Plan
(Los Angeles, New York, Boston, Londres)
March
Resale ON 2028
September
Issuance ON 2018
US$ 150MM Garantizada
December
NDR Fixed Income (NY and Boston)
Issuance ON 2018
US$ 500MM
April
Issuance ON 2024
US$ 1,000MM
Exchange ON 2028 x
ON 2018
February
Reopening ON 2018
US$ 175MM
Reopening ON 2024
US$ 325MM
Abril
Issuance ON 2025
US$ 1,500MM
Constant presence with the investors
Total new issues: +US$ 3,600 million

YPF | Increased the contribution to the provinces
YPF increased the contribution of royalties and turnover tax to the provinces. In 2014 was more than 13,000 million pesos.
Royalties and turnover tax* (million pesos)
13,083
+166%
4,304
2,673
2,073
1,667
8,779
5,700
3,248
4,128
2011 2012 2013 2014
Royalties Turnover tax
* Turnover tax without withholdings
< 9 >

YPF | Argentina has taken the right steps to promote new investments
7.5 USD/MMbtu for new gas production
Executive decree 929/13 Scheme to promote hydrocarbon investment > 1,000 MMUSD
29-8-2013 Development of the 1st unconventional area in Argentina Neuquén approval: Loma Campana area for a 35-year period.
30-10-2014 Amendment to the Hydrocarbon Law
New concession deadlines: 35 years for unconventional developments Benefits for investments > 250 MMUSD 12% royalties Benefits for offshore, tertiary and heavy-oil projects
Fixed oil price at 63/77 USD/bbl
Production incentives: 2 extra dollars per barrel for maintaining production levels, and 3 extra dollars for increasing them.
< 10 >

YPF |
Unconventional Resoucers
Development

YPF | Significant upside in the unconventional resource base
NOROESTE
CHACO
PARANAENSE
CUYANA
NEUQUINA
GOLFO
SAN JORGE
AUSTRAL
Source: Secretaría de Energía / U.S. Energy Information
Administration (DOE) / Advanced Resources International
(ARI), 2013.
*The report does not include the Middle East and the Caspian region.
Oil Potential (Bbbl)
4.4
27
Conventional
(Oil 3P + Resources)
Unconventional
(resources)
4th Resources in Unconventional worldwide* oil
Gas Potential (Tcf)
29
802
Conventional
(Gas 3P + Resources)
Unconventional
(resources)
2nd resources in Unconventional worldwide* gas
< 12 >

YPF | JV partners in Vaca Muerta: Chevron, Dow y Petronas / YPF as operator
Loma Campana (395 km2)
Target Vaca Muerta Shale Oil with Chevron
Pilot 130 wells / 1,240 MMUSD
2014 200 wells / +1,650 MMUSD
Complete development
Investment
15,000 MMUSD wells 1,400
La Amarga Chica (187 km2)
Target
Vaca Muerta Shale Oil with Petronas
First stage
+30 wells 550 MMUSD
Scheduled start 2Q 2015
Complete development
Investment
+9.000 MMUSD
wells +1,000
El Orejano (45 km2)
Target
Vaca Muerta Shale Gas with Dow
First stage
+ 16 wells
180 MMUSD
Complete development
Producing wells
184 (12v + 172h)

YPF | Loma Campana: 1st Unconventional massive development in Argentina
Capex Evolution
Capex (million USD)
1,685
+343%
1,124
380
2012 2013 2014
Significant increase in activity
Drilling rigs
19
17
9
4
Abr 2012 Dic 2012 Dic 2013 Dic 2014
Producing wells
290
142
42 59
Abr 2012 Dic 2012 Dic 2013 Dic 2014
< 14 >

YPF | Significant well cost reduction
Site preparation Completion Drilling
12 MMUSD and equipment
11.0
10.2
10
8.1
8 7.6
7.0
6
4
2
0
2011 2012 2013 2014 2015YTD
< 15 >

YPF | Growth in unconventional hydrocarbon production
Shale developement– Crude oil and Natural gas (boe/d)
44.000
40.000
36.000
32.000
28.000
24.000
20.000
16.000
12.000
8.000
4.000
0
01-2013
02-2013
03-2013
04-2013
05-2013
06-2013
07-2013
08-2013
09-2013
10-2013
11-2013
12-2013
01-2014
02-2014
03-2014
04-2014
05-2014
06-2014
07-2014
08-2014
09-2014
10-2014
11-2014
12-2014
01-2015
02-2015
03-2015
+320 Producing wells Current Production + 43,000 boe/d
TODAY production represent 19% of the production of YPF in the Neuquina Basin
Gross operated production at (LoCa, Band ,LaCh, Bañ, ElOr; PYga)

YPF | Tight gas developement
Loma La Lata (121 km2)1
Target: Lajas Formation
+ USD 580 millions of investments
80 wells drilled
68 producing wells
4 active drilling rigs
mar-13 0,7
abr-13 0,6
may-13 0,6
jun-13 0,6 (MMm 3 Natural
jul-13 0,6 /d)
ago-13 0,6 Gas
sep-13 0,9 -
oct-13 1,5
nov-13 2,2
dic-13 2,4
ene-14 2,6 production
feb-14 2,7
mar-14 2,9
abr-14 2,6
may-14 3,5
jun-14 3,8
jul-14 3,9
ago-14 4,2
sep-14 4,1
oct-14 4,0
nov-14 4,0
dic-14 4,1
Rincón del Mangrullo (183 km2)
Target: Mulichinco Formation
+ US$230 millones of investments
38 wells drilled
37 producing wells
3 active drilling rigs
Natural Gas - production
(MMm3/d) 1,20 1,23 1,23
1,01
0,90
0,69
0,16 0,18
0,04 0,04 0,05 0,09
ene-14 feb-14 mar-14 abr-14 may-14 jun-14 jul-14 ago-14 sep-14 oct-14 nov-14 dic-14
Gross Net
(1) Formation Lajas area denominated “Segmento 5” in Loma La Lata area. < 17 >

YPF | Downstream

YPF | We invest to produce more and better fuels
Investment
(2012-2014) +2,600 Million dollars
Main proyects
New Coke A
Higher quality and recovery of high-value components
CCR
Greater conversion to fuels
Desulphurisation
Higher quality products with low sulfur levels, protecting the environment
More investment More and better fuels

YPF | We grew our sales of refined products
Refined products sales (Km3) Market Share in Gasoline and Diesel (%)
Gasoline Diesel
18,457 59.2 60.1
57.9 57.7 57.8
54.4 54.1 54.5
17,490
17,341 17,317
2011 2012 2013 2014 2011 2012 2013 2014
< 20 >

YPF | Technological development

YPF | Y-TEC YPF TECNOLOGÍA
Mission
Research, develop, produce and commercialize technologies, knowledge, goods and services for the energy industry.
YPF
Participation (51%)
Provides leadership, capital funding, human resources and high-level equipment.
Upstream, Downstream, and Renewables R&D projects
CONICET
Participation (49%)
8,000 researchers, 2,500 technicians and 9,000 PhD scholars.
Ongoing Y-TEC research center
320 staff members working in situ or at different Research Centers and Universities, PhD scholars and support staff.
La Plata, 12,000m2, +$410 million pesos
< 22 >

Local sands development

Strategic project

To secure the supply of a key input for unconventional development while reducing costs, increasing efficiency and productivity, and achieving import substitution.

Generating benefits for YPF, local economies and the entire country.

Business Opportunities

- Local development costs are significantly smaller than import parity.
- There are local sands with high-quality standards and different granulometry.

Processing capacity

1st stage

250,000 tons

Following stages up to

800,000 tons

- **6 months of geological research**, mapping and data-gathering in 82 areas of 14 different provinces.
- **Logistics challenge**: development of a comprehensive and multi-modal logistics system.
- **Transport infrastructure upgrade:** roads, railways and sea routes.
- Sand quarry and classification and drying plant located in **Dolavon, Chubut.**
- Treatment and resining plant located in **Añelo, Neuquén.**

YPF |
Human Resources

YPF | Define a new Human Resources Strategy
Main Focus
Culture and Values Talent
DNA Technical Carrer
Meritocracy Recruitment and Development
Sense of Belonging Performance - Feedback
MBO + Programe Based on Long Term Actions Detect high potencial y succession plan
Knowledge Management
Enviorment Company structure
Unions Policies / Processes and systems
Universities Simplification of structures
Contractors Decentralization and empowerment
Government Measurement and planning of the workforce
Comunities

YPF | We Increased our Workforce
Investments growth enabled a 55% employment increase between December 2011 and December 2014
+ 55%
46,222 55,842 58,892 71,578
29,764 39,587 40,593 48,978
16,458 16,255 18,299 22,600
Direct Employment
Growth:
YPF Group: 37%
Dec-11 Dec-12 Dec-13 Dec-14
Direct Employees Indirect Employees
< 26 >

YPF Fundation

YPF | We have refound YPF Fundation
Educating for Energy
Comunity
Boost developement of the oil communities
Skills traingning + 1,300 people
integrating communities 40,000 people in cultural activities and sports
Sustainable cities program
Investment in social infrastructure
Education
Promote the training of a new generation of energy professionals
Oil Universities Network
-
+120 grade and postgrade scholarships
Investment in school infrastructure
Sowing vocations +50,000 young

FUNDACION YPF | Sustainable development for Añelo and Las Heras
FUNDACION YPF
BID
Developed and implemented by YPF Foundation and the BID. Includes the execution of key infrastructure works in important areas such as health, water resources, transport, education and environment.
ANELO SOSTENIBLE
Innovacion para la planificacion de la ciudad
LAS HERAS SOSTENIBLE
Hacia un desarrollo urbano con identidad
BID FUNDACION YPF
BID FUNDACION YPF

YPF
NUESTRA ENERGÍA

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: May 1, 2015	By:	/s/ Diego Celaá
	Name: Title:	Diego Celaá Market Relations Officer